EXHIBIT 99.6

CONSENT OF EXPERT

Reference is made to the feasibility study entitled “Feasibility Study and Technical Report Update on the Brucejack Project, Stewart, BC” with an effective date of June 19, 2014 (the “Report”).

I, Derek Kinakin, on behalf of BGC Engineering Inc. (the “Company”), consent to the use of the Company’s name and references to the Report, and to the inclusion or incorporation by reference of information derived from the Report, in (i) Pretium Resources Inc.’s Annual Report on Form 40-F for the year ended December 31, 2017 and (ii) Pretium Resources Inc.’s Registration Statements on Form F-10 (File No. 333-211073) and Form S-8 (File Nos. 333-203409 and 333-213450) filed with the United States Securities and Exchange Commission.

Very truly yours,

/s/ Derek Kinakin
Derek Kinakin

March 29, 2018